Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)
The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion: Dated March 3, 2026

Pricing Supplement dated March __, 2026 to the Prospectus dated December 20, 2023, the Prospectus Supplement dated December 20, 2023, the Underlying Supplement No. 1A dated May 16, 2024 and the Product Supplement No. 1B dated July 22, 2025

$ Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF, Due September 21, 2027 Royal Bank of Canada

Royal Bank of Canada is offering Capped Return Dual Directional Barrier Notes (the “Notes”) linked to the performance of the iShares® Expanded Tech-Software Sector ETF (the “Underlier”).

•	Capped Return Potential — If the Final Underlier Value is greater than the Initial Underlier Value, at maturity, investors will receive a return equal to 100% of the Underlier Return, subject to the Maximum Upside Return of 20%.

•	Absolute Value Return — If the Final Underlier Value is less than or equal to the Initial Underlier Value, but is greater than or equal to the Barrier Value (75% of the Initial Underlier Value), at maturity, investors will receive a one-for-one positive return equal to the absolute value of the Underlier Return.

•	Principal at Risk — If the Final Underlier Value is less than the Barrier Value, at maturity, investors will lose 1% of the principal amount of their Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value.

•	The Notes do not pay interest.

•	Any payments on the Notes are subject to our credit risk.

•	The Notes will not be listed on any securities exchange.

CUSIP: 78017ULT5

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-6 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The Notes are not bail-inable notes and are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	1.75%	$
Proceeds to Royal Bank of Canada	98.25%	$

(1) We or one of our affiliates may pay varying selling concessions of up to $17.50 per $1,000 principal amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $982.50 and $1,000.00 per $1,000 principal amount of Notes. In addition, we or one of our affiliates may pay a broker-dealer that is not affiliated with us a referral fee of up to $2.50 per $1,000 principal amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $899.37 and $949.37 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. The final pricing supplement relating to the Notes will set forth the initial estimated value. The market value of the Notes at any time will reflect many factors, cannot be predicted with accuracy and may be less than this amount. We describe the determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF

KEY TERMS

The information in this “Key Terms” section is qualified by any more detailed information set forth in this pricing supplement and in the accompanying prospectus, prospectus supplement, underlying supplement and product supplement.

Issuer:	Royal Bank of Canada
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Underlier:	The iShares® Expanded Tech-Software Sector ETF
Bloomberg Ticker	Initial Underlier Value(1)	Barrier Value(2)
IGV UF	$	$
(1) The closing value of the Underlier on the Trade Date
(2) 75% of the Initial Underlier Value (rounded to two decimal places)
Trade Date:	March 16, 2026
Issue Date:	March 19, 2026
Valuation Date:*	September 16, 2027
Maturity Date:*	September 21, 2027
Payment at Maturity:

Investors will receive on the Maturity Date per $1,000 principal amount of Notes:

•

If the Final Underlier Value is greater than the Initial Underlier Value, an amount equal to:

$1,000 + ($1,000 × the lesser of (a) Underlier Return × Participation Rate and (b) Maximum Upside Return)

•

If the Final Underlier Value is less than or equal to the Initial Underlier Value, but is greater than or equal to the Barrier Value, an amount equal to:

$1,000 + (-1 × $1,000 × Underlier Return)

In this case, you will receive a positive return on the Notes equal to the absolute value of the Underlier Return, even though the Underlier Return is negative. In no event will this return exceed 25%.

•

If the Final Underlier Value is less than the Barrier Value, an amount equal to:

$1,000 + ($1,000 × Underlier Return)

If the Final Underlier Value is less than the Barrier Value, you will lose a substantial portion or all of your principal amount at maturity. All payments on the Notes are subject to our credit risk.

Participation Rate:	100% (subject to the Maximum Upside Return)
Maximum Upside Return:	20%. Accordingly, the maximum payment at maturity if the Underlier appreciates will be $1,200 per $1,000 principal amount of Notes.
Underlier Return:	The Underlier Return, expressed as a percentage, is calculated using the following formula: Final Underlier Value – Initial Underlier Value Initial Underlier Value
Final Underlier Value:	The closing value of the Underlier on the Valuation Date
Calculation Agent:	RBCCM

* Subject to postponement. See “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

P-2	RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part, the underlying supplement no. 1A dated May 16, 2024 and the product supplement no. 1B dated July 22, 2025. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Underlying Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006773/dp211259_424b2-us1a.htm

•	Product Supplement No. 1B dated July 22, 2025:

https://www.sec.gov/Archives/edgar/data/1000275/000095010325009131/dp231901_424b2-opsn1b.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

P-3	RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF

HYPOTHETICAL RETURNS

The table and examples set forth below illustrate hypothetical payments at maturity for hypothetical performance of the Underlier, based on the Barrier Value of 75% of the Initial Underlier Value, the Participation Rate of 100% and the Maximum Upside Return of 20%. The table and examples are only for illustrative purposes and may not show the actual return applicable to investors.

Hypothetical Underlier Return	Payment at Maturity per $1,000 Principal Amount of Notes	Payment at Maturity as Percentage of Principal Amount
50.00%	$1,200.00	120.000%
40.00%	$1,200.00	120.000%
30.00%	$1,200.00	120.000%
20.00%	$1,200.00	120.000%
10.00%	$1,100.00	110.000%
5.00%	$1,050.00	105.000%
2.00%	$1,020.00	102.000%
0.00%	$1,000.00	100.000%
-5.00%	$1,050.00	105.000%
-10.00%	$1,100.00	110.000%
-20.00%	$1,200.00	120.000%
-25.00%	$1,250.00	125.000%
-25.01%	$749.90	74.990%
-30.00%	$700.00	70.000%
-40.00%	$600.00	60.000%
-50.00%	$500.00	50.000%
-60.00%	$400.00	40.000%
-70.00%	$300.00	30.000%
-80.00%	$200.00	20.000%
-90.00%	$100.00	10.000%
-100.00%	$0.00	0.000%

Example 1 —	The value of the Underlier increases from the Initial Underlier Value to the Final Underlier Value by 2%.
	Underlier Return:	2%
	Payment at Maturity:	$1,000 + ($1,000 × the lesser of (a) 2% × 100% and (b) 20%) = $1,000 + ($1,000 × the lesser of (a) 2% and (b) 20%) = $1,000 + ($1,000 × 2%) = $1,000 + $20 = $1,020

In this example, the payment at maturity is $1,020 per $1,000 principal amount of Notes, for a return of 2%.

Because the Final Underlier Value is greater than the Initial Underlier Value, investors receive a return equal to 100% of the Underlier Return, subject to the Maximum Upside Return of 20%.

P-4	RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF
Example 2 —	The value of the Underlier increases from the Initial Underlier Value to the Final Underlier Value by 40%, resulting in a return equal to the Maximum Upside Return.
	Underlier Return:	40%
	Payment at Maturity:	$1,000 + ($1,000 × the lesser of (a) 40% × 100% and (b) 20%) = $1,000 + ($1,000 × the lesser of (a) 40% and (b) 20%) = $1,000 + ($1,000 × 20%) = $1,000 + $200 = $1,200

In this example, the payment at maturity is $1,200 per $1,000 principal amount of Notes, for a return of 20%, which is the Maximum Upside Return.

This example illustrates that, if the Underlier appreciates, investors will not receive a return at maturity in excess of the Maximum Upside Return. Accordingly, the return on the Notes may be less than the return of the Underlier.

Example 3 —	The value of the Underlier decreases from the Initial Underlier Value to the Final Underlier Value by 10% (i.e., the Final Underlier Value is below the Initial Underlier Value but above the Barrier Value).
	Underlier Return:	-10%
	Payment at Maturity:	$1,000 + (-1 × $1,000 × -10%) = $1,000 + $100 = $1,100

In this example, the payment at maturity is $1,100 per $1,000 principal amount of Notes, for a return of 10%.

Because the Final Underlier Value is less than the Initial Underlier Value but greater than or equal to the Barrier Value, even though the Underlier Return is negative, investors receive a positive return equal to the absolute value of the Underlier Return.

Example 4 —	The value of the Underlier decreases from the Initial Underlier Value to the Final Underlier Value by 50% (i.e., the Final Underlier Value is below the Barrier Value).
	Underlier Return:	-50%
	Payment at Maturity:	$1,000 + ($1,000 × -50%) = $1,000 – $500 = $500

In this example, the payment at maturity is $500 per $1,000 principal amount of Notes, representing a loss of 50% of the principal amount.

Because the Final Underlier Value is less than the Barrier Value, investors do not receive a full return of the principal amount of their Notes.

Investors in the Notes could lose a substantial portion or all of the principal amount of their Notes at maturity.

P-5	RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Terms and Structure of the Notes

•	You May Lose a Portion or All of the Principal Amount at Maturity — If the Final Underlier Value is less than the Barrier Value, you will lose 1% of the principal amount of your Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value. You could lose a substantial portion or all of your principal amount at maturity.

•	Your Potential Return at Maturity Is Limited — Your return on the Notes if the Underlier appreciates will not exceed the Maximum Upside Return, regardless of any appreciation in the value of the Underlier, which may be significant. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Underlier.

•	Your Potential for a Positive Return from Depreciation of the Underlier Is Limited — The absolute value return feature applies only if the Final Underlier Value is less than the Initial Underlier Value but greater than or equal to the Barrier Value. Thus, any return potential of the Notes in the event that the Final Underlier Value is less than the Initial Underlier Value is limited by the Barrier Value. Any decline in the Final Underlier Value below the Barrier Value will result in a loss, rather than a positive return, on the Notes.

•	The Notes Do Not Pay Interest, and Your Return on the Notes May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest-bearing debt securities.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.

•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Underlier on the Dates Specified — Any payment on the Notes will be determined based on the closing values of the Underlier on the dates specified. You will not benefit from any more favorable value of the Underlier determined at any other time.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and significant aspects of the tax treatment of the Notes are uncertain. Moreover, the Notes may be subject to the “constructive ownership” regime, in which case certain adverse tax consequences may apply upon your disposition of a Note. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.

P-6	RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF

Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so and, if they choose to do so, may stop any market-making activities at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBCCM or any of our other affiliates is willing to buy the Notes. Even if a secondary market for the Notes develops, it may not provide enough liquidity to allow you to easily trade or sell the Notes. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial. If you sell your Notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer significant losses. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price — The initial estimated value of the Notes will be less than the public offering price of the Notes and does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the value of the Underlier, the internal funding rate we pay to issue securities of this kind (which is lower than the rate at which we borrow funds by issuing conventional fixed rate debt) and the inclusion in the public offering price of the underwriting discount, the referral fee, our estimated profit and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, the referral fee, our estimated profit or the hedging costs relating to the Notes. In addition, any price at which you may sell the Notes is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on a secondary market rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary market price will be less than if the internal funding rate were used.

•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to dividends, interest rates and volatility and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

Risks Relating to Conflicts of Interest and Our Trading Activities

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest — You should make your own independent investigation of the merits of investing in the Notes. Our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes due to our and our affiliates’ business and trading activities, and we and our affiliates have no obligation to consider your interests in taking any actions that might affect the value of the Notes. Trading by us and our affiliates may adversely affect the value of the Underlier and the market value of the Notes. See “Risk Factors—Risks Relating to Conflicts of Interest” in the accompanying product supplement.

P-7	RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF
•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest — As Calculation Agent, our affiliate, RBCCM, will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, the Calculation Agent may be required to make discretionary judgments, including those described under “—Risks Relating to the Underlier” below. In making these discretionary judgments, the economic interests of the Calculation Agent are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any determinations with respect to the Notes.

Risks Relating to the Underlier

•	You Will Not Have Any Rights to the Underlier or Its Component Securities — As an investor in the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Underlier or its component securities.

•	The Underlier and the Underlying Index Are Different — The performance of the Underlier will not exactly replicate the performance of the Underlying Index (as defined below). The Underlier is subject to management risk, which is the risk that the investment strategy for the Underlier, the implementation of which is subject to a number of constraints, may not produce the intended results. The Underlier’s investment adviser may have the right to use a portion of the Underlier’s assets to invest in securities or other assets or instruments, including derivatives, that are not included in the Underlying Index. In addition, unlike the Underlying Index, the Underlier will reflect transaction costs and fees that will reduce its performance relative to the Underlying Index.

The performance of the Underlier may diverge significantly from the performance of the Underlying Index due to differences in trading hours between the Underlier and the securities composing the Underlying Index or other circumstances. During periods of market volatility, the component securities held by the Underlier may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of the Underlier and the liquidity of the Underlier may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the Underlier. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Underlier. As a result, under these circumstances, the market value of the Underlier may vary substantially from the net asset value per share of the Underlier.

•	The Equity Securities Composing the Underlier Are Concentrated in the Technology Sector — All or substantially all of the equity securities composing the Underlier are issued by companies whose primary line of business is directly associated with the technology sector. As a result, the value of the Notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers. The value of stocks of technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel.

•	The Notes Are Subject to Risks Relating to Non-U.S. Securities — Because some of the equity securities composing the Underlier are issued by non-U.S. issuers, an investment in the Notes involves risks associated with the home countries of those issuers. The prices of securities of non-U.S. companies may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

•	We May Accelerate the Notes If a Change-in-Law Event Occurs — Upon the occurrence of legal or regulatory changes that may, among other things, prohibit or otherwise materially restrict persons from holding the Notes or the

P-8	RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF

Underlier or its components, or engaging in transactions in them, the Calculation Agent may determine that a change-in-law-event has occurred and accelerate the Maturity Date for a payment determined by the Calculation Agent in its sole discretion. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly, by the occurrence of such legal or regulatory changes. See “General Terms of the Notes—Change-in-Law Events” in the accompanying product supplement.

•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event — The timing and amount of any payment on the Notes is subject to adjustment upon the occurrence of a market disruption event affecting the Underlier. If a market disruption event persists for a sustained period, the Calculation Agent may make a discretionary determination of the closing value of the Underlier. See “General Terms of the Notes—Reference Stocks and Funds—Market Disruption Events,” “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

•	Adjustments to the Underlier or to the Underlying Index Could Adversely Affect Any Payments on the Notes — The investment adviser of the Underlier may add, remove or substitute the component securities held by the Underlier or make changes to its investment strategy, and the sponsor of the Underlying Index may add, delete, substitute or adjust the securities composing the Underlying Index, may make other methodological changes to the Underlying Index that could affect its performance or may discontinue or suspend calculation and publication of the Underlying Index. Any of these actions could adversely affect the value of the Underlier and, consequently, the value of the Notes.

•	Anti-dilution Protection Is Limited, and the Calculation Agent Has Discretion to Make Anti-dilution Adjustments — The Calculation Agent may in its sole discretion make adjustments affecting any amounts payable on the Notes upon the occurrence of certain events with respect to the Underlier that the Calculation Agent determines have a diluting or concentrative effect on the theoretical value of the Underlier. However, the Calculation Agent might not make adjustments in response to all such events that could affect the Underlier. The occurrence of any such event and any adjustment made by the Calculation Agent (or a determination by the Calculation Agent not to make any adjustment) may adversely affect the market price of, and any amounts payable on, the Notes. See “General Terms of the Notes—Reference Stocks and Funds—Anti-dilution Adjustments” in the accompanying product supplement.

•	Reorganization or Other Events Could Adversely Affect the Value of the Notes or Result in the Notes Being Accelerated — If the Underlier is delisted or terminated, the Calculation Agent may select a successor fund. In addition, upon the occurrence of certain reorganization or other events affecting the Underlier, the Calculation Agent may make adjustments that result in payments on the Notes being based on the performance of (i) cash, securities of another issuer and/or other property distributed to holders of the Underlier upon the occurrence of that event or (ii) in the case of a reorganization event in which only cash is distributed to holders of the Underlier, a substitute security, if the Calculation Agent elects to select one. Any of these actions could adversely affect the value of the Underlier and, consequently, the value of the Notes. Alternatively, the Calculation Agent may accelerate the Maturity Date for a payment determined by the Calculation Agent. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly. See “General Terms of the Notes—Reference Stocks and Funds—Anti-dilution Adjustments—Reorganization Events” and “General Terms of the Notes—Reference Stocks and Funds—Discontinuation of, or Adjustments to, a Fund” in the accompanying product supplement.

P-9	RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF

INFORMATION REGARDING THE UNDERLIER

According to publicly available information, the Underlier is an exchange-traded fund that seeks to track the investment results, before fees and expenses, of the S&P North American Expanded Technology Software IndexTM (the “Underlying Index”). The Underlying Index measures the performance of U.S.-traded stocks from the software industry and select companies from the interactive home entertainment and interactive media and services industries in the U.S. and Canada. The Underlier trades on the Cboe BZX under the ticker symbol “IGV.” For more information about the Underlier, see “Exchange-Traded Funds—The iShares® ETFs” in the accompanying underlying supplement. For purposes of the accompanying underlying supplement, the Underlier is an “iShares® ETF.” For more information about the Underlying Index, see Annex A in this pricing supplement.

Historical Information

The following graph sets forth historical closing values of the Underlier for the period from January 1, 2016 to February 27, 2026. The red line represents a hypothetical Barrier Value based on the closing value of the Underlier on February 27, 2026. We obtained the information in the graph from Bloomberg Financial Markets, without independent investigation. We cannot give you assurance that the performance of the Underlier will result in the return of all of your initial investment.

iShares® Expanded Tech-Software Sector ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-10	RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Generally, this discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to the Underlier. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a Note.

In the opinion of our counsel, which is based on current market conditions, it is reasonable to treat the Notes for U.S. federal income tax purposes as prepaid financial contracts that are “open transactions,” as described in the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Financial Contracts that are Open Transactions” in the accompanying product supplement. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. Moreover, because this treatment of the Notes and our counsel’s opinion are based on market conditions as of the date of this preliminary pricing supplement, each is subject to confirmation on the Trade Date. A different tax treatment could be adverse to you. Generally, if this treatment is respected, subject to the potential application of the “constructive ownership” regime discussed below, (i) you should not recognize taxable income or loss prior to the taxable disposition of your Notes (including upon maturity or an earlier redemption, if applicable) and (ii) the gain or loss on your Notes should be treated as short-term capital gain or loss unless you have held the Notes for more than one year, in which case your gain or loss should be treated as long-term capital gain or loss.

Even if the treatment of the Notes as prepaid financial contracts is respected, purchasing a Note could be treated as entering into a “constructive ownership transaction” within the meaning of Section 1260 of the Internal Revenue Code (“Section 1260”). In that case, all or a portion of any long-term capital gain you would otherwise recognize upon the taxable disposition of the Note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain” as defined in Section 1260. Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the Note, and you would be subject to a notional interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of direct legal authority, our counsel is unable to opine as to whether or how Section 1260 applies to the Notes.

We do not plan to request a ruling from the IRS regarding the treatment of the Notes. An alternative characterization of the Notes could materially and adversely affect the tax consequences of ownership and disposition of the Notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Non-U.S. Holders. As discussed under “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, we expect that Section 871(m) will not apply to the Notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. If necessary, further information regarding the potential application of Section 871(m) will be provided in the final pricing supplement for the Notes.

P-11	RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the potential application of the “constructive ownership” regime, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The Notes are offered initially to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this pricing supplement. We or one of our affiliates may pay the underwriting discount and may pay a broker-dealer that is not affiliated with us a referral fee, in each case as set forth on the cover page of this pricing supplement.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based on the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the Issue Date, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, the referral fee or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of the underwriting discount, the referral fee and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

STRUCTURING THE NOTES

The Notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under structured notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. The lower internal funding rate, the underwriting discount, the referral fee and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes being less than their public offering price. Unlike the initial estimated value, any value of the Notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, volatility and the tenor of the Notes. The economic terms of the Notes and the initial estimated value depend in part on the terms of these hedging arrangements.

See “Selected Risk Considerations—Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes—The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price” above.

P-12	RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF

ANNEX A

The S&P North American Expanded Technology Software Index™

All information contained in this pricing supplement regarding the S&P North American Expanded Technology Software Index™ (the “Underlying Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by S&P Dow Jones Indices LLC (“S&P Dow Jones”). The Underlying Index is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to publish, and may discontinue publication of, the Underlying Index.

The Underlying Index is reported by Bloomberg L.P. under the ticker symbol “SPNASEUP.”

The Underlying Index is a modified market capitalization-weighted index that is designed to measure the performance of U.S.-traded securities in the Global Industry Classification Standard (“GICS®”) application software and systems software sub-industries, as well as applicable supplementary stocks.

The Underlying Index Composition and Construction

The Underlying Index is composed of the constituents of the S&P North American Technology Software Index™ (the “Parent Index”) and eligible “Supplementary Stocks” (as defined below). S&P Dow Jones assigns constituents to the Parent Index based on the constituent’s classification under GICS®. The Parent Index is a modified market capitalization-weighted index that measures the performance of the GICS® application software and systems software sub-industries.

Supplementary Stocks as of November 2024 include the common stock of Electronic Arts, Snap, Inc. and Take-Two Interactive Software. If a Supplementary Stock is not included in the list of eligible GICS® classifications but otherwise meets all eligibility criteria of the Parent Index, it will be included in the Expanded Technology Software Index. For information about the eligibility criteria of the Parent Index, please see “Parent Index Eligibility Criteria” below.

Parent Index Eligibility Criteria

To be eligible for inclusion in the Parent Index, the company must be a member of either the S&P Total Market Index (the “S&P TMI”) or the S&P/TSX Composite Index (the “S&P TSX”).

•	The S&P TMI offers broad market exposure to companies of all market capitalizations, including all U.S. common equities with a primary listing on the New York Stock Exchange, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX exchanges. Only U.S. companies are eligible for inclusion in the S&P TMI.

•	The S&P TSX is a broad market measure for the Canadian equity markets and includes common stocks and income trust units. Canadian companies included in the S&P TSX must meet minimum market capitalization requirements based on their volume weighted average prices on the Toronto Stock Exchange.

Other eligibility criteria include:

•	Market Capitalization. A company must have a total market capitalization above the sector capitalization cutoff of US$1.4 billion as of the rebalancing reference date to be added to the Parent Index. This cutoff is subject to change depending on market requirements. Current constituents of the Parent Index with a full market capitalization below 50% of the sector capitalization cutoff are removed.

•	Liquidity. Stocks must have a liquidity ratio greater than 30% (current constituents must have a minimum of 15%). The liquidity ratio is defined as the annualized dollar value traded over the previous six months divided by the average total market capitalization over the previous six months. The length of time to evaluate liquidity is reduced to the available trading period for initial public offerings or spin-offs that do not have six months of trading history. If a stock has been trading for fewer than six calendar months, the stock’s average daily share volume for its entire trading history is used

P-13	RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF

to calculate its liquidity ratio. Current constituents of the Parent Index with a liquidity ratio less than 15%, based on annualized dollar value traded for the prior six calendar months, are removed.

•	Public Float. Companies with a public float below 20% are not eligible (or 10% for current constituents of the Parent Index).

•	Exchange Listing. The company’s stock must trade on the New York Stock Exchange, The Nasdaq Stock Market or Cboe. Only actual common shares outstanding are eligible for inclusion. Canadian companies with common shares listed on the above exchanges are eligible for inclusion, but American Depositary Receipts are not eligible.

•	Sector Classification. Companies must be classified under the GICS® application software or systems software sub-industries.

•	Minimum Constituent Count. At each quarterly rebalancing, if the constituent count is less than 22 after applying the rules set forth in the eligibility criteria, the market capitalization requirement is relaxed so that the next largest non-constituent in the eligible universe is added until the constituent count reaches 22.

•	Multiple Classes of Stock. All publicly listed multiple share class lines are eligible for inclusion in the Parent Index, subject to meeting the eligibility criteria.

Additions and Deletions to the Underlying Index

Additions to the Parent Index are added to the Underlying Index simultaneously. With the exception of the Supplementary Stocks, constituents removed from the Parent Index are removed from the Underlying Index simultaneously. If a Supplementary Stock is removed from the S&P TMI, it is removed from the Underlying Index simultaneously.

The Underlying Index Capping Methodology

For capping purposes, the Underlying Index is rebalanced quarterly, after the market close on the third Friday of March, June, September and December, using the following procedures:

1.	The rebalancing reference date is the second Thursday of March, June, September and December.

2.	With prices reflected on the rebalancing reference date, and membership, shares outstanding and investable weight factors as of the rebalancing effective date, each company is weighted by float-adjusted market capitalization.

3.	If any company’s weight exceeds 8.5%, that company’s weight is capped at the maximum level and all excess weight is proportionally redistributed to all uncapped companies within the Expanded Technology Software Index. If, after this redistribution, any company breaches the weight cap, the process is repeated iteratively until no company breaches the company capping rule.

4.	The aggregate weight of the companies in the Underlying Index with a weight greater than 4.5% cannot exceed 45%. These caps are set to allow for a buffer below the respective 5% and 50% limits.

5.	If the rule in paragraph 4 is breached, all the companies are ranked in descending order of their weights and the company with the lowest weight that causes the 45% limit to be breached is reduced either until the rule in paragraph 4 is satisfied or its individual weight falls to 4.5%.

6.	This excess weight is proportionally redistributed to all companies with weights below 4.5%. Any stock that receives weight cannot breach the 4.5% cap. This process is repeated iteratively until paragraph 4 is satisfied or until all stocks are greater than or equal to 4.5%.

P-14	RBC Capital Markets, LLC

Capped Return Dual Directional Barrier Notes Linked to the iShares® Expanded Tech-Software Sector ETF

Calculation, Maintenance and Governance of the Underlying Index

Membership in the Underlying Index is reviewed semi-annually, effective after the market close on the third Friday of June and December. The reconstitution reference date is after the market close of the last trading date of the previous month. The Underlying Index is calculated, maintained and governed using the same methodology as one of the S&P U.S. Indices described under “Indices—The S&P U.S. Indices” in the accompanying underlying supplement, subject to the capping methodology and other provisions described above. For additional information about the calculation, maintenance and governance of the S&P U.S. Indices, please see “Indices—The S&P U.S. Indices” in the accompanying underlying supplement.

P-15	RBC Capital Markets, LLC